Mail Stop 3628

March 29, 2007

Via U.S. Mail & Facsimile (216) 696-0740
Joseph Kadow, Esq.
Executive Vice President
OSI Restaurant Partners, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

>   **Re: OSI Restaurant Partners, Inc.**
>   **Amendment No. 2 to Schedule 13E-3**
>   **Filed March 26, 2007**
>   **File No. 005-41973**
>
>   **Amendment No. 2 to Preliminary Schedule 14A**
>   **Filed March 26, 2007**
>   **File No. 001-15935**

Dear Mr. Kadow:

We have reviewed your filings and have the following comments.

Amended Schedule 13E-3

General

1.   We note your response to comments 1, 2 and 3 from our letter of March 22, 2007. Bain Capital (OSI) IX, L.P. was formed by the funds to effect the transaction. As indicated in the Current Issues Outline, we will look through acquisition vehicles. As control persons, we believe each person named in our prior comment should be identified as a filing person on the Schedule 13E-3, including Bain Capital Fund IX, L.P., Bain Capital Partners, LLC, and Catterton Management Company, LLC (and any other owners of the acquisition entities).

Revised Preliminary Schedule 14A

Summary Term Sheet, page 1

2.   We note you have revised your disclosure here and throughout the proxy statement to state that the fairness determination made by each filing person was

made as to "OSI's stockholders (other than the OSI Investors)." We reissue comment 11 from our initial comment letter in which we noted that the fairness determination made by filing persons must be made as to *unaffiliated* security holders. We note that the fairness determination as currently disclosed includes affiliates of the filing persons. On a related note, refer to our comment 15 in the March 22 comment letter. While the financial advisors may opine on the fairness of the consideration as to the security holders referenced above, any filing person that relies and adopts the advisors' analysis and opinion must explain how it arrived at a fairness determination for group of security holders other than the one addressed by the advisors' opinions. Please revise your disclosure with respect to each filing person that relied and adopted the financial advisors' opinion to explain how the filing person was able to make its required fairness determination.

Interests of OSI's Directors and Executive Officers in the Merger, page 4

3.   Please tell us if the option that certain OSI Investors have to "purchase shares of Parent common stock at the same price per share as the Bain Capital Funds and the Catterton Partners Funds," as referenced in the last answer on page 13, is the same or different than the option to "purchase shares of Parent common stock representing 2.5% of the fully diluted common stock of the Parent," as referenced in the second bullet-point on page 5. If it is different, please describe the benefit here, including any limitations on the ability to purchase such shares and indicate, if true, that the purchases are expected to be available at substantially less than $40 per share.

Financing, page 5

4.   We note the additional disclosure you have provided in response to comment 5 from our letter of March 22, 2007. Please indicate what portion of the $2.43 billion in debt financing will be raised from the sale of real estate described here.

Purposes and Reasons of Parent, Merger Sub and the Funds, page 36

5.   Please describe any alternatives considered by the Parent, Merger Sub, and the Funds for achieving the purposes stated here, the reasons they had for the structure of the transaction and for undertaking the transaction at this time, and any effects of the transaction on them. Refer to Item 1013(b), (c), and (d) of Regulation M-A.

Position of Parent, Merger Sub and the Funds, page 40

6.   Please remove the first sentence of this section.

7.   We note that the Parent, Merger Sub, and the Funds "found persuasive" the conclusions of the special committee and board of directors regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the Parent, Merger Sub, and the Funds adopted the special committee's and board of directors' analysis and opinion.

Financial Forecast, page 181

8.   To avoid confusion, please specify that the "two forecasts" you reference in the first paragraph include a Base and Downside Forecast.

Earlier Versions of Forecasts, page 187

9.   You reference "[c]hanges to August 18, 2006 Base Forecast" without first describing the August 18, 2006 Base Forecast itself. Please briefly describe the forecast before referencing changes to the forecast.

Annex E: Information Relating to Parent, Merger Sub and the Funds

10.   Please provide the positions held for the past five years by all individuals named in this annex. For example, please indicate the positions held by Messrs. Hitch, Loughlin, and Ward at Bain Capital Investors prior to becoming managing directors. Also, please provide the address of any corporation or other organization in which the employment occurred. For example, please provide the address of Deutsche Bank Capital.

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        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3619 with any questions. You may also contact me via facsimile at (202) 772-9209. Please send all correspondence to us at the following ZIP code: 20549-3561.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (216) 696-0740
        John Gherlein, Esq.
        Baker & Hostetler, LLP